July 18, 2014

VIA EDGAR AND FEDERAL EXPRESS

Kathryn McHale, Senior Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	SP Bancorp, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 30, 2014
File No. 001-34933

Dear Ms. McHale:

Reference is made to the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 11, 2014 (the “Comment Letter”), relating to the Preliminary Proxy Statement on Schedule 14A, filed by SP Bancorp, Inc. (the “Company”) with the Commission on May 30, 2014 (File No. 001-34933), as amended in response to the Comment Letter by Amendment No. 1 filed contemporaneously herewith (the “Amended Proxy Statement”).

Per your request, the Company acknowledges in connection with the Amended Proxy Statement that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SP BANCORP, INC.

By:	/s/ Jeffrey L. Weaver
Name:	Jeffrey L. Weaver
Title:	President and Chief Executive Officer

cc: Jessica Livingston